UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15-d 16 of
The Securities Exchange Act of 1934

FOR THE PERIOD ENDED:  June 30, 2002

COMMISSION FILE NUMBER:  0-30314

DEALCHECK.COM INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA

(Jurisdiction of Incorporation)

47 Avenue Road, Second Floor, Toronto, Ontario, M5R 2G3

(Address of principal executive Offices)

(416) 860 0211

(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual report under cover Form 20F or 40F:

Form 20F:     X               Form 40F:  _____

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to Commission to Rule 12g3-2(h) under the Securities Act of 1934:

YES:  _____             NO:     X

The number of shares outstanding of the Registrant's common stock as of June 30, 2002 is 7,226,630.

DEALCHECK.COM INC.

Dealcheck.com Inc. has elected to provide quarterly financial and other information generally comparable to that required to be provided by United States Issuers on Form 10-Q. This report relates to the period of three months ended June 30, 2002.

INDEX

		Page No.

PART I - FINANCIAL INFORMATION

ITEM 1	Financial Statements	3-7

	Consolidated Balance Sheets	3
	Consolidated Statements of Operations and Deficit	4
	Consolidated Statements of Changes in Financial Condition	5
	Notes to Financial Statements	6-7

ITEM 2	Management Discussion and Analysis of Financial Condition and Results of Operations	7-12

ITEM 3	Quantitative and Qualitative Disclosures About Market Risk	12

PART II - OTHER INFORMATION

ITEM 1	Legal Proceedings	12
ITEM 2	Changes in Securities	12
ITEM 3	Default Upon Senior Securities	15
ITEM 4	Submission of Matters to a Vote of Security	12
ITEM 5	Other Information	12

	Signature	12
	Certifications	13

PART I

ITEM 1 - FINANCIAL STATEMENTS

Dealcheck.com Inc.
Consolidated Balance Sheet
(Canadian Dollars)
June 30, 2002 and 2001
(Unaudited)

	June 30	March 31	June 30
	2002	2002	2001
	(Unaudited)	(Audited)	(Unaudited)

ASSETS:

Current
Cash	$416	$47,708	$15,727
Short-term Investments	-	-	38,068
Amounts receivable	24,250	20,597	506,766
Prepaid and sundry assets	-	-	12,380

	$24,666	$68,305	$572,941
Long-term investments	-	-	58,290
Product development costs	138,291	138,291	141,849
Capital assets	-	-	34,252

	$162,957	$206,596	$807,332

LIABILITIES:

Current
Accounts payable and accrued liabilities	$67,864	$65,967	$38,057
Advances from shareholder, non-interest bearing	159,958	135,757	83,480

	$227,822	$201,724	$121,537

SHAREHOLDERS' EQUITY:

Capital stock	20,393,106	20,393,106	19,814,829
Deficit	(20,457,971)	(20,388,234)	(19,129,034)

	$(64,865)	$4,872	$685,795

	$162,957	$206,596	$807,332

Index

Dealcheck.com Inc.
Consolidated Statements of Operations and Deficit
(Canadian Dollars)
For the three months ended June 30, 2002 and 2001
(Unaudited)

	Three months to	Three months to
	June 30,	June 30,
	2002	2001

INCOME

Operational services	$-	$30,000
Interest	-	13
Exchange gain	5,559	3,139

	$5,559	$33,152

EXPENSES

Travel, promotion and consulting	$59,311	$49,171
Professional fees	9,550	19,559
Project development costs	-	300
Bank charges and interest	477	470
Rent	1,998	10,954
Telephone, Internet and courier	2,109	3,966
Transfer agents fees	1,568	2,446
Shareholders information	200	449
Amortization	-	9,187
Office and general	83	10,376

	$75,296	$106,878

Net loss for period	(69,737)	(73,726)
Deficit at beginning of period	(20,388,234)	(19,055,308)

Deficit at end of period	$(20,457,971)	$(19,129,034)

Net loss per share	$(0.01)	$(0.02)

Index

Dealcheck.com Inc.
Consolidated Statements of Cash Flows
(Canadian Dollars)
For the three months ended June 30, 2002 and 2001
(Unaudited)

	Three	Three
	Months to	Months to
	June	June
	30, 2002	30, 2001

Cash flows from operating activities

Net loss for year	$(69,737)	$(73,726)
Amortization	-	9,187

	$(69,737)	$(64,539)
Amounts receivable	(3,653)	69,494
Accounts payable and accrued liabilities	1,897	(26,746)

	$(71,493)	$(21,791)

Investing activities

Purchase of capital assets	$-	$(353)
Product development costs	-	(10,000)

	$-	$(10,353)

Financing activities

Net advances from shareholder	$24,201	$(840)
Net advances to directors	-	7,974

	$24,201	$7,134

Increase (decrease) in cash during period	$(47,292)	$(25,010)
Cash at beginning of period	47,708	40,737

Cash at end of period	$416	$$15,727

Index

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
For the three months ended June 30, 2002 and 2001
(Unaudited)

1.  BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim information and with the instructions to Form 10Q and Rule 10-1 of the United States Securities Act of 1933 or Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all material adjustments consisting of normal recurring accruals and certain adjustments to reserves and allowances considered necessary for a fair presentation have been included. Operating results for the three months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the year ending March 31, 2003.

2.  GOING CONCERN

These Interim consolidated financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.
As at June 30, 2002, the Company has a working capital deficiency of $203,156, has incurred a net loss of $69,737 for the quarter ended June 30, 2002, and has an accumulated deficit of $20,457,971.
The ability of the Company to continue as a going concern is uncertain and is dependent on achieving profitable operations, commercialising its Biochex technology and continuing development of new technologies, the outcome of which cannot be predicted at this time. Accordingly, the Company will require, for the foreseeable future, ongoing capital infusions in order to continue its operations, fund its research and development activities, and ensure orderly realization of its assets at their carrying value. The consolidated financial statements do not reflect adjustments in carrying values and classifications of assets and liabilities that would be necessary should the Company not be able to continue in the normal course of operations.
The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from existing shareholders and by the issuance of shares of the Company for cash consideration.

3.  CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

Product Development Costs

The costs of developing the commercial web sites and technical projects are allowed to be deferred under the Canadian Generally Accepted Accounting Principles. However, these costs should be expensed under US GAAP. Accordingly, under the US GAAP, net loss for period would be $69,737 (2001 - $ 215,575). Total assets would be $24,666 (2001 - $665,483) and deficit would be $ 20,596,262 (2000 - $19,270,883).

Index

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
For the three months ended June 30, 2002 and 2001
(Unaudited)

Investments

Investments in marketable equity securities that are classified as short-term investments under Canadian GAAP, are grouped into trading and available-for-sale categories and accounted for at fair value under the US GAAP. Unrealised holding gains or losses on trading securities are included in the income. Unrealised holding gains and losses on available-for-sale securities are included in shareholders' equity.
Investments in equity securities that are classified as long term investments under the Canadian GAAP, are accounted for at fair value under the US GAAP. Unrealised holding gains and losses are included in shareholders' equity.
No significant adjustment would be required in the net loss for year, total assets and deficit under the US GAAP.

Stock-Based Compensation

The Company accounts for common stock purchase options and warrants granted to non-employees pursuant to Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS No.123) and Emerging Issues Task Force ("EITF") No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." These standards require that the fair value of equity instruments, including options and warrants, be recognized in the financial statements. FAS No. 123 permits a company to account for employee stock options under the method specified by the previous standard, Accounting Principles Board Opinion No. 25 ("APB No.25"), "Accounting for Stock Issued to Employees." Under APB No.25, if the exercise price of fixed employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded. For such options, FAS No.123 requires disclosure of, among other things, the fair value of options granted, the assumptions used in determining the fair value and the pro-forma effect on earnings as if measurement provisions of FAS No. 123 had been applied. The Company will apply the measurement principles of APB No.25, supplemented by the required FAS No.123 disclosures, for any stock options it grants to employees in the future.

Recent Accounting Development

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations". SFAS No. 141 requires that all business combinations be accounted for under the purchase method for business combinations initiated after June 30, 2001 for which the date of acquisition is July 1, 2001 or later. Use of the pooling-of-interests method is no longer permitted.
In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". FAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be periodically reviewed for impairment. SFAS No. 142 must be adopted starting with fiscal years beginning after December 15, 2001. In August 2001, the Accounting Standards Board ("AcSB") issued. Handbook Section 1581, "Business Combinations", and Handbook Section 3062, "Goodwill and Other Intangible Assets", which are consistent with SFAS No. 141 and SFAS No. 142, respectively, except for certain remaining generally accepted accounting principles differences, including the accounting for purchased in-process research and development.
The impact of adopting the provision of SFAS No. 141, No. 142 and Section 1581 and 3062 will not have any effect on the company's financial statements as the company has not completed any business combinations.

Index

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
For the three months ended June 30, 2002 and 2001
(Unaudited)

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and develops a single accounting method under which long-lived assets that are to be disposed of by sale are measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (i) can be distinguished from the rest of the entity and (ii) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and its provisions are to be applied prospectively. The company does not believe that the adoption of this standard will have a material impact on its financial position or results of operations.
In December 2001, the AcSB issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Section 3870 establishes standards for the recognition, measurement, and disclosure of stock- based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. It applies to transactions in which shares of common stock, stock options, or other equity instruments are granted or liabilities incurred based on the price of common stock or other equity instruments. The company's current accounting policy as it relates to stock-based compensation complies with the US GAAP. The company's current account policy is an acceptable method of accounting for stock-based compensation and other stock-based payments under Section 3870 and therefore the company does not believe that the adoption of this standard will have a material impact on its financial position or results of operations.

Comprehensive Income

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which establishes standards for reporting and presentation of comprehensive income. This standard defines comprehensive income as the changes in equity of an enterprise, except those resulting from shareholder transactions. For the three months ended June 30, 2002 and 2001, there is no difference between net loss and comprehensive loss.

4.  RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the financial statements.

•	Consulting service fee income of $nil (2001 - $30,000) were earned from a shareholder corporation which has common management.

•	Included in shareholders information expense is $30,000 (2001 - $30,000) to a shareholder corporation, which has common management.

•	Rent and telephone expense are net of recoveries of $nil (2001 - $28,140) from corporations, which share common management and directors.

•	Included in professional and consulting fees are fees of $13,500 (2001 - $27,600) paid to directors of the Company

Index

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
For the three Months ended June 30, 2002 and 2001
(Unaudited)

•	Rent and telephone expenses of $ 2,337 (2001: $ nil) charged by a shareholder corporation which has common management

5.  COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to comply with the current period's presentation.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

(A)  OPERATING RESULTS

The following discussion and analysis should be read in conjunction with the consolidated (unaudited) financial statements of the Company, which have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. A summary of material adjustments to conform to U.S. GAAP is set out in Note 3 to the consolidated (unaudited) financial statements.

Three months ended June 30,
	2002	2001

	--------------------In 000' CDN$ ----------------
Income	6	33
Expenses	75	107

Net Loss for Period	69	74

Deficit at end of period	20,458	19,129

Income

Income consisted of operational services charge of $ nil (2001: $30,000 and exchange gain of $5,559 (2001: $ 3,139) .
Operational services were provided to an affiliate on an arms length basis under a consulting contract, which expired on March 31, 2002 and was not renewed. There was therefore no such income in the current period.

Index

Expenses

The major components of expenses are as follows:

Travel, promotion and consulting

Three months ended June 30,
	2002	2001

Travel, meals and entertainment	338	9,571
Consulting	58,973	39,600

	59,311	49,171

% of operating expenses	79%	46%

During the first quarter ended June 30, 2002, the management focused its attention entirely on monitoring its existing projects and completing fiscal 2002 audit and other statutory requirements and hence did not actively seek any new investments. This resulted in reduced travel and entertainment costs for the quarter.
Consulting costs include a fee of $30,000 (2001: $30,000) charged by an affiliate shareholder corporation for providing investor relations services.
Consulting costs also include a consulting fee of $23,073 (2001: $nil) charged by a shareholder corporation under a Consulting agreement. The services provided included arranging non-interest bearing working capital funds, introduction to business opportunities and public relations. The Company had successfully used the services of this corporation in the past until September 30, 2000, when the agreement expired and was not renewed. Given the current financial situation of the company, the management felt it was in the interest of the company to renew the contract for another year effective October 1, 2001 at the same rate of $10,000 US per month as in the past. The rate was revised down to $5,000 US effective April 1, 2002. The current quarter fee represented a total charge of $15,000US. This charge contributed to the increase in the total costs during this quarter compared to the quarter for the previous year.

Professional fees

Professional fees in the first quarter of fiscal 2003 were $9,550 compared to $19,559 in the first quarter of fiscal 2002. These costs relate to fees paid for financial record keeping and statutory compliances. The reduction in the cost during the current quarter reflects significant scale down in the activities of the company during the quarter.

Other operating costs

Other operating costs in the first quarter of fiscal 2003 were $ 6,435, compared to the costs of $37,848 in the first quarter of fiscal 2002. These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs and reflects the management's continued attention to keeping these costs to minimum.
Major reduction in the other operating cost during the current quarter compared to the previous quarter was attributable to two factors -

a.	Rent - the company canceled its expensive lease and relocated as a subtenant on a much smaller location effective February 15, 2002, as explained in the annual report in form F-20 for the fiscal year 2002. The rent cost reduced from $10,954 for the quarter ended June 30, 2001 to $ 1,998 for the quarter ended June 30, 2002.

b.	Amortization - the company disposed of or written off all its assets during the fiscal 2002 when it relocated as explained above. As a result, no amortization was required during the current quarter compared to the charge of $9,187 for the previous quarter.

(B)  LIQUIDITY AND CAPITAL RESOURCES

Cash and working capital

Cash on hand at June 30, 2002 was $ 416 compared to $15,727 at June 30, 2001 and $47,708 at March 31, 2002.
There was a deficit of $203,156 in the net working capital at June 30, 2002 compared to a positive net working capital of $451,404 at June 30, 2001.
Two major factors were responsible for significant deterioration in the working capital and cash flow situation since June 30, 2001. Most of the short term investments and receivables became irrecoverable due to continued adverse market situation through out fiscal years 2001 and 2002. The company followed the conservative accounting and decided to fully provide against such items. On the other hand, the company had to resort to extensive promotional efforts during the fiscal year 2002 to attract new funds. These efforts added to its current liability resulting in the negative working capital.
During the quarter ended June 30, 2002, about $71,000 were spent on operations, which were financed from the cash at the beginning of the period and an additional borrowing of about $24,000 from shareholder.

Investments

The Company made no new investments or incurred any additional costs on the existing projects during the three months ended June 30, 2002 (2001: $10,000). Most of the investments made during the fiscal 2000 and 2001 were either liquidated or written off at March 31, 2002. Full details of the investments by category are given in the management discussion and analysis accompanying the audited financial statements at March 31, 2002, which are included in the annual report, F-20 filed on September 11, 2002.
The only investment at June 30, 2002 comprised investment of $138,291 in Biochex project through its wholly owned subsidiary, 1388755 Ontario Inc.
The company has been testing the application of another wireless technology on a much smaller transducer. Originally, this testing was to be completed by December 31, 2001. This has however been delayed due to various technical difficulties. The Company's chief technology officer hopes to complete the testing by the end of December 2002.
The commercial launch of this product will depend on the company's ability to attract more funds or other partners with marketing and operational facilities.
The management has decided to wait until the next quarter to assess whether this project has any future revenue potentials. No further production costs are anticipated until the beta testing is successfully concluded.
There was no capital expenditure during the quarter ended June 30, 2002 (2001:$353).

Index

Trend Information

The management focus during the fiscal 2002 will be on marketing its IRCheck.com web site and completing the "Biochex" prototype and then exploring strategic partners and investors for initiating commercial application of the "Biochex" products.
The Company is also seeking acquisition and merger possibilities as well as other new potential financial partners.

Forward Looking Statements.

The foregoing Management's Discussion and Analysis contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended, and as contemplated under the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, the Company's business strategies, continued growth in the Company's markets, projections, and anticipated trends in the Company's business and the industry in which it operates. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, among others, the following: reduced or lack of increase in demand for the Company's products, competitive pricing pressures, changes in the market price of ingredients used in the Company's products and the level of expenses incurred in the Company's operations. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained herein will in fact transpire or prove to be accurate. The Company disclaims any intent or obligation to update "forward looking statements".

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We hold no material financial instruments.
We are exposed to foreign currency exchange rate risk as we currently earn revenues and incur expenses in United States dollars and Canadian dollars, exchange rates for these currencies in the future may have an adverse effect on our earnings or assets when United States dollars are exchanged for Canadian dollars. We have not entered into forward foreign exchange contracts in an attempt to mitigate this risk. To date, losses and gains resulting from foreign exchange transactions have been included in our results of operations.

PART II

Item 1:   LEGAL PROCEEDINGS
There are no material legal proceedings in progress or to the knowledge of the Company, pending or threatened to which the Company is a party or to which any of its properties is subject.
As explained in in the annual report, 20-F filed on September 11, 2002., the company may be subject to a penalty of approx. $38,000 for early cancellation of its lease at 65 Queen Street West location. The management however is of the opinion that the company has a strong case against the landlord for not paying any penalty and are further assured by the fact that no such penalty or any other action has been taken or indicated by the landlord.

Item 2:   CHANGES IN SECURITIES
The following new securities were issued during the quarter ended December 31, 2001 -
None.

Item 3:   DEFAULTS UPON SENIOR SECURITIES
None.

Item 4:   SUBMISSION OF MATTERS TO A VOTE OF SECURITIES HOLDERS
None.

Item 5:   OTHER INFORMATION
None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEALCHECK.COM INC.

Registrant

October 1, 2002	By: /s/ Terence Robinson

Date	Terence Robinson
Chief Executive Officer

CERTIFICATION

 Index

I, Kam Shah, Chief Financial Officer of Dealcheck.com Inc., certify that:

1.	I have reviewed this quarterly report on Form 6K of Dealcheck.com Inc.;

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report; and

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report.

Date: October 1, 2002.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

CERTIFICATION

I, Terence Robinson, Chief Executive Officer of Dealcheck.com Inc., certify that:

1.	I have reviewed this quarterly report on Form 6KF of Dealcheck.com Inc.;

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report; and

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report.

Date: October 1, 2002.

By: /s/ Terence Robinson
Terence Robinson
Chief Executive Officer

13